

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2020

Fabian G. Deneault
Chairman and President
Digital Development Partners, Inc.
17800 Castleton Street, Suite 300
City of Industry, CA 91748

> **Re: Digital Development Partners, Inc.**
> **Amendment 3 to Current Report on Form 8-K**
> **Filed May 11, 2020**
> **File No. 0-52828**

Dear Mr. Deneault:

We issued comments to you on the above captioned filing on May 18, 2020. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments within 10 business days from the date of this letter.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Melissa Gilmore, Staff Accountant, at (202) 551-3777, Claire Erlanger, Staff Accountant, at (202) 551-3301, Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Jay E. Ingram, Legal Branch Chief, at (202) 551-3397 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Eric J. Newlan